August 31, 2007

MAIL STOP 3561

via U.S. mail and facsimile

Sally A. Fonner
914 Curlew Road
Dunedin, FL 34698

Re: **Stirling Acquisition Corporation**
Form S-1/A2 filed August 2, 2007
File No. 333-142921

Dear Ms. Fonner:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dilution, page 13

1. Please revise to provide dilution information (e.g. net tangible book value) as of the most recent balance sheet date.

Financial Statements

Statement of Changes in Stockholder's Equity, F-4

2. Please reconcile the June 30, 2007 additional paid-in capital balance of $22,806 with the balance sheet amount of $33,140.

Notes to Financial Statements

3. In regard to your interim financial statements, please disclose the basis of presentation and include an affirmative statement to the effect that these interim financial statements include all adjustments, which in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Article 10-01(b)(8) of Regulation S-X for guidance.

Other Regulatory

4. Please provide a currently dated consent of your independent accountants in any amendment.

Exhibits

5. Please request that counsel revise the legality opinion as follows:

    -   address all securities covered by the registration statement. According to the prospectus disclosure, the acquisition shares will be promptly offered following effectiveness of the registration statement.

    -   remove the last sentence which states:

        > Except to the extent provided in the preceding paragraph, this opinion is rendered solely to the Company in connection with the transactions described in the Registration Statement and may not be relied upon by, nor may copies be delivered to, any other person or entity for any purpose without our prior written consent.

Closing Comments

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director
                                        Office of Emerging Growth Companies

cc: Quentin Faust, Esq.
            By facsimile to 214-659-4828